UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
VISTACARE, INC.
(Name of Subject Company (Issuer))
OHC INVESTMENT, INC.
a wholly-owned subsidiary of
ODYSSEY HEALTHCARE HOLDING COMPANY
a wholly-owned subsidiary of
ODYSSEY HEALTHCARE, INC.
(Name of Filing Person (Offeror))
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
92839Y109
(CUSIP Number of Class of Securities)
W. Bradley Bickham
Odyssey HealthCare, Inc.
717 North Harwood, Suite 1500
Dallas, Texas 75201
(214) 922-9711
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
P. Gregory Hidalgo
Vinson & Elkins L.L.P.
3700 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201-2975
(214) 220-7700
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$158,243,019	$6,218.95

*	The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by $.0000393. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $8.60 per share by the sum of (i) the 16,885,958 shares of class A common stock, par value $0.01 per share, of VistaCare, Inc. (the “Shares”), issued and outstanding as of January 14, 2008; and (ii) the 1,514,393 Shares that are issuable on or prior to the expiration of this offer under outstanding stock options.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
Check the appropriate boxes below to designate any transactions to which the statement relates.
☑ Third-party tender offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
Offer to Purchase
Letter of Transmittal
Notice of Guaranteed Delivery
Letter to Brokers, Dealers, Commerical Banks, Trust Companies and other Nominees
Form of Letter to Clients
Letter to Employee Stock Purchase Plan Participants
Letter to Restricted Stock Holders
Guidelines for Certification of Taxpayer Identification Number
Form of Summary Advertisement
Confidentiality Agreement

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by OHC Investment, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Odyssey HealthCare Holding Company, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Odyssey HealthCare, Inc., a Delaware corporation (“Odyssey”), to purchase all outstanding shares of class A common stock, par value $0.01 per share (including the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement, dated as of August 18, 2004, as amended as of the date hereof, between VistaCare, Inc., a Delaware corporation (“VistaCare”), and Computershare Trust Company, N.A., formerly known as Equiserve Trust Company, N.A., the “Shares”), of VistaCare, at a price of $8.60 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 30, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to the Introduction, Items 1-9 and Item 11 of this Schedule TO.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) The name of the subject company is VistaCare, Inc. VistaCare’s principal executive office is located at 4800 North Scottsdale Road, Suite 5000, Scottsdale, Arizona 85251. VistaCare’s telephone number is (480) 648-4545.
     (b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to VistaCare, as of January 14, 2008, there were 16,885,958 Shares issued and outstanding and there were outstanding options to purchase an aggregate of 1,514,393 Shares.
     (c) The information set forth in Section 6—“Price Range of the Shares” in the Offer to Purchase is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     The information set forth in Section 9—“Certain Information Concerning Purchaser and its Affiliates” and Schedule I to the Offer to Purchase is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The information set forth in Section 8 — “Certain Information Concerning VistaCare,” Section 9 — “Certain Information Concerning Purchaser and its Affiliates,” Section 10 — “Background of the Offer; Contacts with VistaCare” and Section 11 — “Purpose of the Offer; Plans for VistaCare” in the Offer to Purchase is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     The information set forth in Section 6—“Price Range of the Shares,” Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Margin Regulations; Exchange Act Registration,” Section 11—“Purpose of the Offer; Plans for VistaCare,” Section 13—“Dividends and Distributions” and Section 14—“Certain Conditions to the Offer” in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The information set forth in Section 12—“Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The information set forth in the Introduction and Section 8—“Certain Information Concerning VistaCare,” Section 9—“Certain Information Concerning Purchaser and its Affiliates,” Section 10—“Background of the Offer; Contacts with VistaCare” and Section 11—“Purpose of the Offer; Plans for VistaCare” in the Offer to Purchase is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     The information set forth in Section 10—“Background of the Offer; Contacts with VistaCare,” Section 11—“Purpose of the Offer; Plans for VistaCare” and Section 16—“Certain Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS.
     Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
     The information set forth in Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Margin Regulations; Exchange Act Registration,” Section 11—“Purpose of the Offer; Plans for VistaCare,” Section 12—“Source and Amount of Funds” and Section 15 — “Certain Legal Matters; Required Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated January 30, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Letter to Employee Stock Purchase Plan Participants.

(a)(1)(G)	Letter to Restricted Stock Holders.

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(I)	Press release issued by Parent and Purchaser on January 15, 2008 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Odyssey on January 15, 2008).

(a)(1)(J)	Press release issued by VistaCare on January 15, 2008 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by VistaCare on January 15, 2008).

(a)(1)(K)	Form of summary advertisement, published January 30, 2008.

(d)(1)(A)	Agreement and Plan of Merger, dated as of January 15, 2008, by and among Parent, Purchaser and VistaCare (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Odyssey on January 15, 2008).

(d)(1)(B)	Form of Stockholder Agreement, dated as of January 15, 2008, between Parent, Purchaser and each of Richard R. Slager, John Crisci, Stephen Lewis, Roseanne Berry, Henry Hirvela, James T. Robinson, James C. Crews, Jon M. Donnell, Perry G. Fine, M.D., Jack A. Henry, Geneva B. Johnson, Pete A. Klisares and Brian S. Tyler (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Odyssey on January 15, 2008).

(d)(1)(C)	Commitment Letter, dated as of January 15, 2008, from General Electric Capital Corporation to Odyssey (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Odyssey on January 23, 2008).

(d)(1)(D)	Confidentiality Agreement, dated as of July 25, 2007, between VistaCare and Odyssey.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 30, 2008 that the information set forth in this statement is true, complete and correct.

OHC INVESTMENT, INC.
By:	/s/ R. Dirk Allison
R. Dirk Allison
Senior Vice President and Chief Financial Officer

ODYSSEY HEALTHCARE HOLDING COMPANY
By:	/s/ R. Dirk Allison
R. Dirk Allison
Senior Vice President and Chief Financial Officer

ODYSSEY HEALTHCARE, INC.
By:	/s/ R. Dirk Allison
R. Dirk Allison
Senior Vice President and Chief Financial Officer

EXHIBIT
NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated January 30, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Letter to Employee Stock Purchase Plan Participants.

(a)(1)(G)	Letter to Restricted Stock Holders.

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(I)	Press release issued by Parent and Purchaser on January 15, 2008 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Odyssey on January 15, 2008).

(a)(1)(J)	Press release issued by VistaCare on January 15, 2008 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by VistaCare on January 15, 2008).

(a)(1)(K)	Form of summary advertisement, published January 30, 2008.

(d)(1)(A)	Agreement and Plan of Merger, dated as of January 15, 2008, by and among Parent, Purchaser and VistaCare (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Odyssey on January 15, 2008).

(d)(1)(B)	Form of Stockholder Agreement, dated as of January 15, 2008, between Parent, Purchaser and each of Richard R. Slager, John Crisci, Stephen Lewis, Roseanne Berry, Henry Hirvela, James T. Robinson, James C. Crews, Jon M. Donnell, Perry G. Fine, M.D., Jack A. Henry, Geneva B. Johnson, Pete A. Klisares and Brian S. Tyler (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Odyssey on January 15, 2008).

(d)(1)(C)	Commitment Letter, dated as of January 15, 2008, from General Electric Capital Corporation to Odyssey (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Odyssey on January 23, 2008).

(d)(1)(D)	Confidentiality Agreement, dated as of July 25, 2007, between VistaCare and Odyssey.

(g)	Not applicable.

(h)	Not applicable.